Exhibit 99.1

Tufin Announces Third Quarter 2021 Results
Third quarter revenue of $28.0 million increased 9% year-over-year
GAAP operating loss of $9.0 million and non-GAAP operating loss of $5.4 million

Boston, MA and Tel Aviv, Israel – November 9, 2021 - Tufin (NYSE: TUFN), a company pioneering a policy-centric approach to security and IT operations, today announced financial results for the third quarter ended September 30, 2021.

“I am very pleased to report another good quarter, driven by 17% year-over-year product revenue growth,” said Ruvi Kitov, Tufin’s CEO and Co-Founder. “We added several significant subscription deals, with subscriptions representing approximately 46% of new business bookings for the first nine months of the year; positioning us well ahead of our goals in our transition to a subscription-based model. We made substantial progress across our strategic initiatives, completed the key hires to round out our sales management, and saw more organizations across multiple industries emerging from the challenges of the pandemic, ready to invest in network security policy automation.”

Kitov continued, “Our results demonstrate not only our ability to drive new growth, but also our ability to serve our existing customers, as we help them navigate today’s rapidly changing IT environment and the ever-increasing security threats. We believe we are well-positioned to continue to deliver value for all of our stakeholders going forward.”

Financial Highlights for the Third Quarter Ended September 30, 2021

Revenue:
●	Total revenue was $28.0 million, up 9% compared with the third quarter of 2020.
●	Product revenue was $11.7 million, up 17% compared with the third quarter of 2020.
●	Maintenance and professional services revenue was $16.3 million, up 4% compared with the third quarter of 2020.

Gross Profit:
●	GAAP gross profit was $22.2 million, or 79% of total revenue, compared to $21.0 million in the third quarter of 2020, or 82% of total revenue.
●	Non-GAAP gross profit was $22.6 million, or 81% of total revenue, compared to $21.6 million in the third quarter of 2020, or 84% of total revenue.

Operating Loss:
●	GAAP operating loss was $9.0 million, compared to $5.0 million in the third quarter of 2020.
●	Non-GAAP operating loss was $5.4 million, compared to $1.0 million in the third quarter of 2020.

Net Loss:
●	GAAP net loss was $9.4 million, or a loss of $0.25 per share, compared to a GAAP net loss of $5.1 million, or a loss of $0.14 per share, in the third quarter of 2020.
●	Non-GAAP net loss was $6.3 million, or a loss of $0.17 per share, compared to a loss of $1.2 million, or a loss of $0.03 per share, in the third quarter of 2020.

Balance Sheet and Cash Flow:
●
Cash flow used for operating activities during the nine months ended September 30, 2021 was $10.6 million, compared to cash flow used for operating activities of $15.7 million during the nine months ended September 30, 2020.

●	Total cash, cash equivalents, restricted cash and marketable securities as of September 30, 2021 were $92.9 million, compared to $104.0 million as of December 31, 2020.

The tables at the end of this press release include a reconciliation of GAAP to non-GAAP gross profit, operating income and net income for the three and nine months ended September 30, 2021 and 2020. An explanation of these measures is also included under the heading “Non-GAAP Financial Measures.”

Recent Business Highlights
●
Tufin announced it was named “Policy Management Solution of the Year” by CyberSecurity Breakthrough Awards, a leading independent market intelligence organization that recognizes the top companies, technologies, and products in the global information security market.

●
Tufin announced the release of Tufin Orchestration Suite R21-3, featuring a new integration with Zscaler Cloud Firewall, to centralize and simplify Secure Access Service Edge (SASE) policy management alongside other vendors’ security policies. This release also includes a new security policy dashboard, providing real-time, unified insight into operational, security, and compliance data from multiple security platforms. In addition, with R21-3, users can accelerate data center migration by leveraging new SecureChange workflows to automatically clone security policies of networks and remove obsolete networks from these policies across the multi-vendor, hybrid environment.

Business Outlook

Based on information available as of November 09, 2021, Tufin is issuing guidance as indicated below:

Fourth Quarter 2021:
•	Total revenue between $30.9 million and $36.9 million.
•	Non-GAAP operating profit/loss between $4.9 million loss and $0.2 million profit.

Full Year 2021:
•	Total revenue between $106.0 million and $112.0 million.
•	Non-GAAP operating loss between $27.4 million and $22.3 million.

Conference Call Information

In conjunction with this announcement, the Company will host a conference call today, November 9, 2021, at 8:00am Eastern Time, to discuss the Company’s third quarter financial results and its business outlook. To participate in the call, please dial 877-407-2988 in the U.S. or 201-389-0923 for international participants and enter Conference ID# 13724309. The call will also be webcast live on Tufin’s Investor Relations website at investors.tufin.com.

Following the conference call, an archive of the webcast will be available on the investor relations section of the Company website’s two hours after the live call ends.

About Tufin

Tufin (NYSE: TUFN) simplifies management of some of the largest, most complex networks in the world, consisting of thousands of firewall and network devices and emerging hybrid cloud infrastructures. Enterprises select the Tufin Orchestration Suite™ to increase agility in the face of ever-changing business demands while maintaining a robust security posture. The Suite reduces the attack surface and meets the need for greater visibility into secure and reliable application connectivity. With over 2,000 customers since its inception, Tufin’s network security automation enables enterprises to implement changes in minutes instead of days, while improving their security posture and business agility.

Non-GAAP Financial Measures

We believe that providing non-GAAP financial measures that exclude, as applicable, share-based compensation expense and certain non-recurring costs, as well as, the tax effect of these non-GAAP adjustments, allows for more meaningful comparisons between our operating results from period to period. These non-GAAP financial measures are an important tool for financial and operational decision-making and for evaluating our operating results over different periods:

•	We define non-GAAP gross profit as gross profit excluding share-based compensation expense.
•
We define non-GAAP operating profit (loss) as operating profit (loss) excluding share-based compensation expense, shelf registration costs and one-time expenses associated with the reorganization of one of our subsidiaries.

•
We define non-GAAP net income (loss) as net income (loss) excluding share-based compensation expense, shelf registration costs, one-time expenses associated with the reorganization of one of our subsidiaries and the tax effect of these non-GAAP adjustments.

Because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash expense, we believe that providing non-GAAP financial measures that exclude non-cash share-based compensation expense allow for more meaningful comparisons between our operating results from period to period. In addition, we believe that providing non-GAAP financial measures that exclude shelf registration costs and one-time expenses associated with the reorganization of one of our subsidiaries allows for more meaningful comparisons between our operating results from period to period since these non-recurring costs are not representative or indicative of our ongoing operations. We also believe that the tax effects related to the non-GAAP adjustments set forth above do not reflect the performance of our core business and would impact period-to-period comparability.

Other companies, including companies in our industry, may calculate non-GAAP gross profit, non-GAAP operating income (loss) and non-GAAP net income (loss) differently or not at all, which reduces the usefulness these non-GAAP financial measures for comparison. You should consider these non-GAAP financial measures along with other financial performance measures, including gross profit, operating income (loss) and net income (loss), and our financial results presented in accordance with U.S. GAAP. Tufin urges investors to review the reconciliation of its non-GAAP financial measures to the comparable U.S. GAAP financial measures included below, and not to rely on any single financial measure to evaluate its business.

Guidance for non-GAAP financial measures excludes, as applicable, share-based compensation expense and certain non-recurring costs. A reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures is not available on a forward-looking basis due to the uncertainty regarding, and the potential variability and significance of, the amounts of share-based compensation expense and certain non-recurring costs, as applicable, that are excluded from the guidance. Accordingly, a reconciliation of the non-GAAP financial measures guidance to the corresponding GAAP measures for future periods is not available without unreasonable effort.

Cautionary Language Concerning Forward-Looking Statements

This release contains forward-looking statements, which express the current beliefs and expectations of Tufin’s management. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential” or the negative of these terms or other similar expressions.  Such statements involve a number of known and unknown risks and uncertainties that could cause the Company’s future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: the impact of the novel coronavirus (“COVID-19”) on the budgets of our clients and on economic conditions generally; successful management of our business model, as well as current and future growth, particularly with respect to our plans to transition to a subscription-based business model over time; political conditions and economic downturns, particularly in the areas where we operate; compliance, managerial and regulatory risks associated with international sales and operations; our expectation that policy-centric, automated solutions will garner a growing share of enterprise security spending; our expectations for growth in certain key verticals and geographic regions and our intention to expand internationally; our ability to maintain effective internal controls over financial reporting; our expectations concerning seasonality and the predictability of our sales cycle; our expectations regarding customer relationships developed by our hybrid sales model; our expectations regarding customer relationships, including our ability to acquire new customers or sell additional products and services to existing customers; competition from a wide variety of competitive vendors; our ability to compete and increase positive market awareness of our brand; our ability to align future and past performance by generating sufficient revenue; the compatibility of our offerings with the existing technologies of our customers; plans to deploy additional cloud-based subscription products over time; reliance on certain products and customers to generate large portions of our revenue, as well as reliance on a single third-party manufacture to fulfill certain orders; our intention to make further investments in our products, including the Tufin Orchestration Suite; our expectations regarding sales of our newest business product, SecureCloud, as well as sales driven by channel partners and technology alliance partners through joint selling efforts; out dependence on a single manufacturer to fulfill certain software license orders; the effect of cybersecurity threats or attacks on our technologies, products or services; real or perceived shortcomings, defects or vulnerabilities in our solutions or internal network system; compliance with laws, regulations and requirements in the jurisdictions where we operate; expectations regarding the outcome of current litigation; ability to protect and defend our intellectual property rights; effectively managing, investing in, growing and maintaining key personnel; growth in the enterprise security and network management product markets; volatility of our share price and trading market activity; impact of being incorporated and located in Israel; expectations regarding our tax classifications; and other factors discussed under the heading “Risk Factors” in the Company’s most recent annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands
(Unaudited)

	December 31,	September 30,
	2020	2021
Assets
CURRENT ASSETS:
Cash and cash equivalents	$58,449	55,365
Marketable Securities - short term	19,586	18,191
Accounts receivable (net of allowance for credit losses of $85 at December 31, 2020 and September 30, 2021)	16,674	11,110
Prepaid expenses and other current assets	7,159	9,524
Total current assets	101,868	94,190
NON CURRENT ASSETS:
Long-term restricted bank deposits	3,268	3,251
Marketable Securities - long term	22,705	16,092
Property and equipment, net	4,502	4,882
Deferred costs	6,348	7,400
Deferred tax assets	1,346	2,199
Operating lease assets	18,802	17,059
Other non-current assets	1,512	1,304
Total non-current assets	58,483	52,187
Total assets	$160,351	146,377

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands (except share data)
(Unaudited)

	December 31,	September 30,
	2020	2021
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$4,147	5,392
Employee and payroll accrued expenses	17,985	17,825
Other accounts payables	578	734
Operating lease liabilities – current	3,185	3,304
Deferred revenues	24,940	27,544
Total current liabilities	50,835	54,799
NON-CURRENT LIABILITIES:
Long-term deferred revenues	12,815	17,136
Non-current operating lease liabilities	20,240	17,981
Other non-current liabilities	1,282	1,385
Total non-current liabilities	34,337	36,502
Total liabilities-	85,172	91,301

SHAREHOLDERS’ EQUITY:
Ordinary shares of NIS 0.015 par value; 150,000,000 shares authorized at December 31, 2020 and September 30, 2021, respectively; 35,972,470 and 37,754,199 shares issued and outstanding at December 31, 2020 and September 30, 2021, respectively;	148	154
Additional paid-in capital	178,864	191,657
Accumulated other comprehensive income	5	(3)
Accumulated deficit	(103,838)	(136,732)
TOTAL SHAREHOLDERS’ EQUITY	75,179	55,076
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	160,351	146,377

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2020	2021	2020	2021
Revenues:
Product	10,000	11,734	23,705	27,512
Maintenance and professional services	15,606	16,281	46,177	47,601
Total revenues	25,606	28,015	69,882	75,113
Cost of revenues:
Product	523	844	1,736	2,175
Maintenance and professional services	4,044	4,971	13,157	14,837
Total cost of revenues	4,567	5,815	14,893	17,012
Gross profit	21,039	22,200	54,989	58,101
Operating expenses:
Research and development	8,071	9,674	26,282	29,728
Sales and marketing	12,988	15,455	44,453	43,687
General and administrative	4,994	6,028	14,718	17,913
Total operating expenses	26,053	31,157	85,453	91,328
Operating loss	(5,014)	(8,957)	(30,464)	(33,227)
Financial income (expense), net	240	(385)	676	(626)
Loss before taxes on income	(4,774)	(9,342)	(29,788)	(33,853)
Taxes on income	(373)	(97)	(1,216)	959
Net loss	(5,147)	(9,439)	(31,004)	(32,894)
Basic and diluted net loss per ordinary share	(0.14)	(0.25)	(0.87)	(0.89)
Weighted average number of shares used in computing net loss per ordinary share, basic and diluted	35,758	37,478	35,621	36,971

Share-based Compensation Expense:
	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2020	2021	2020	2021
Cost of revenues	574	393	1,536	1,454
Research and development	1,244	846	3,427	3,208
Sales and marketing	1,118	1,094	3,327	2,737
General and administrative	1,056	1,211	2,894	3,315
Total share-based compensation expense	3,992	3,544	11,184	10,714

TUFIN SOFTWARE TECHNOLOGIES LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands
(Unaudited)

	Nine Months Ended
	September 30,
	2020	2021
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	(31,004)	(32,894)
Adjustment to reconcile net loss to net cash used in operating activities:
Depreciation	1,068	1,403
Share-based compensation	11,184	10,714
Amortization of premium on marketable securities	35	237
Exchange rate differences on cash, cash equivalents and restricted cash	276	279

Change in operating assets and liabilities items:
Accounts receivable, net	4,580	5,564
Prepaid expenses and other current assets	(3,126)	(2,735)
Deferred costs	232	(953)
Deferred taxes and other non-current assets	255	(645)
Trade payables	119	1,245
Employee and payroll accrued expenses	184	354
Other accounts payable and non-current liabilities	(533)	279
Operating lease	(220)	(397)
Deferred revenues	1,258	6,925
Net cash used in operating activities	(15,692)	(10,624)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(1,960)	(1,370)
Investment in marketable securities	(26,182)	(16,127)
Proceeds from maturities of marketable securities	-	23,919
Net cash provided by (used in) investing activities	(28,142)	6,422
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of share options	1,081	1,894
Changes in withholding tax related to employee share plans	(1,233)	(514)
Net cash provided by (used in) financing activities	(152)	1,380
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(276)	(279)

INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	(44,262)	(3,101)

CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT BEGINNING OF PERIOD	121,729	61,717
CASH, CASH EQUIVALENTS AND RESTRICTED CASH AT END OF PERIOD	77,467	58,616

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Property and equipment purchased but not yet paid	-	29

TUFIN SOFTWARE TECHNOLOGIES LTD.
RECONCILIATION OF GAAP MEASURES TO NON-GAAP MEASURES
U.S. dollars in thousands (except per share data)
(Unaudited)

Reconciliation of Gross Profit to Non-GAAP Gross Profit:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2020	2021	2020	2021
Gross profit	21,039	22,200	54,989	58,101
Plus:
Share-based compensation	574	393	1,536	1,454
Non-GAAP gross profit	21,613	22,593	56,525	59,555

Reconciliation of Operating Loss to Non-GAAP Operating Loss:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2020	2021	2020	2021
Operating loss	(5,014)	(8,957)	(30,464)	(33,227)
Plus:
Share-based compensation	3,992	3,544	11,184	10,714
Shelf registration costs	-	-	126	-
One-time reorganization charges	-	-	322	-
Non-GAAP operating loss	(1,022)	(5,413)	(18,832)	(22,513)

Reconciliation of Net Loss to Non-GAAP Net Loss:

	Three Months Ended		Nine Months Ended
	September 30,	September 30,	September 30,	September 30,
	2020	2021	2020	2021
Net loss	(5,147)	(9,439)	(31,004)	(32,894)
Plus:
Share-based compensation	3,992	3,544	11,184	10,714
Shelf registration costs	-	-	126	-
One-time reorganization charges	-	-	322	-
Taxes on income related to non-GAAP adjustments	(18)	(358)	(285)	(2,077)
Non-GAAP net loss	(1,173)	(6,253)	(19,657)	(24,257)

Non-GAAP net income per share - basic and diluted	(0.03)	(0.17)	(0.55)	(0.66)

Weighted average number of shares	35,758	37,478	35,621	36,971